209 Tenth Avenue South, Suite 332
Nashville, Tennessee 37203

November 9, 2009

Via EDGAR

U.S. Securities and Exchange Commission100 F. Street N.E.
Washington, D.C.  20549
Attn:     Ms. Patricia Page Williams
Division of Investment Management
 Re:      Post-Effective Amendment Nos. 36/34 for Monteagle Funds
Securities Act Registration No. 333-41461
Investment Company Act File No. 811-8529

Dear Ms. Williams:

In accordance with our conversation on October 7, 2009, pursuant to Rule 485(b) under the Securities Act of 1933, we are filing, on behalf of the Monteagle Funds (the “Trust”), a Post-Effective Amendment (“PEA”) to the Trust’s Registration Statement on Form N-1A (PEA No. 36) to be effective immediately upon filing.  In this regard, we represent that PEA No. 36 is filed solely for one or more of the purposes specified in paragraph (b)(1) of the Rule.  This PEA does not contain disclosures which would render it ineligible to become effective under paragraph (b).

PEA No. 36 covers the offering of shares of each series or fund of the Trust (Monteagle Informed Investor Growth Fund; Monteagle Fixed Income Fund; Monteagle Value Fund; Monteagle Large Cap Growth Fund; and Monteagle Select Value Fund; and Monteagle Quality Growth Fund) and all classes of shares of those funds (Class A, Class C and Class I).  The purpose of this filing is to:

(1) provide a written response to comments provided with respect to the Trust’s PEA No. 35 filed pursuant to Rule 485(a) under the Securities Act of 1933 on August 10, 2009 (accession number 0001398344-09-000811) with respect to Class A and Class C shares of all funds; and

(2) update/provide current audited financial data and relevant year-end information required by Form N-1A with respect to all funds/classes.

Monteagle Funds PEA No, 36
Securities and Exchange Commission
November 9, 2009

Current Financial Information and General Application of Comments

It was noted during our discussion that the fiscal year-end of the Trust and each Fund is August 31 and that the Registration Statement should have current financial data.  In light of the need to provide current financial data and the fact that the Trust’s Annual Report on Form N-CSR was recently filed via EDGAR, the Trust decided to combine its annual update with the amendment being filed in response to comments on PEA No. 35.

All comments provided with respect to PEA No. 35 in respect to the consolidated prospectus for the Class A and Class C shares have been incorporated into the separate fund prospectuses for the funds’ Class I shares – except for formatting changes such the consolidating of Form N-1A, Item 2 disclosures in the consolidated prospectus.

Several of the comments on PEA No. 35 apply to statements in discussions of each fund.  These “global” comments are identified; and corrections or modifications to the statements apply to each fund, in each prospectus.

Response to comments

Comment 1 – It was noted that registrant did not include a cover letter with PEA No. 35.  I acknowledge that a cover letter was not included and will, in the future, endeavor to cause a cover letter to be filed with the Trust’s PEAs.

Comment 2 – It was noted that the Risk-Return Summary for the Fixed-Income Fund did not include the fund’s credit rating strategy in the description of its principal investment strategy.  A sentence describing the credit rating strategy from the “Item 4” disclosures has been repeated in that part of the summary – advising that the Fund invests in debt securities “rated atleast Aa or higher by Moody’s” and so forth.

Comment 3 – It was noted that the Risk-Return Summary for the Fixed-Income Fund description of Fund’s principle investment strategy indicated that the Fund was an intermediate-term fund and the Fund could invest in securities with maturities “from overnight to 30 years.”  To address this comment, the sentence describing the credit rating strategy from the “Item 4” disclosures that has been repeated in that part of the summary includes a statement that the Fund generally maintains a dollar weighted average maturity of between 3 to 8 years.

Comment 4 – It was noted that the Fixed Income fund’s default risk on page 2 of the combined prospectus seemed unnecessary as a principal risk of investing in the Fund in light of the policy to invest in debt securities “rated atleast Aa or higher by Moody’s” and so forth.  In light of such, Registrant has removed the default risk from the list of principal risks.

Comment 5 – It was noted that the “Performance” portion of the Risk-Return Summary for each Fund in the combined prospectus included the performance history of the Funds’ Class I shares, not the class A and C shares covered by the prospectus.  In response to the comment Registrant has expanded the disclosures make it clear the Class A and C shares have no performance history, that the performance history is that of Class I shares, that the Class I shares have no sales load or distribution [Rule 12b-1] fees, that the Class A and C shares have a sales load and/or distribution [Rule 12b-1] fees, that the sales load and distributions fees will cause the performance or total return to be lower, and the like.  Similarly, a footnote has been added to the “Fee Table” stating that the Class A and C shares have no expense history and that the expenses in the table are estimated based on the expense experience of the class I shares.

Monteagle Funds PEA No, 36
Securities and Exchange Commission
November 9, 2009

Comment 6 – It was noted that the Risk-Return Summaries for the Funds covered in the combined prospectus were not at the beginning of the prospectus; instead, the summaries were spread through out the prospectus on a Fund-by-Fund basis.  In response to the comment, Registrant has placed all risk-Return Summaries at the beginning of the combined prospectus.

Comment 7 – It was noted that the “Principal Risks of Investing in the Fund” portion of the Informed Investor Fund Risk-Return Summary, at page 13 of the combined prospectus, included a paragraph labeled “Sector Risk;” and that Trust disclosures also state that the Funds are not “sector funds.”  The inconsistency between these statements and concentration policies were discussed.  In response to this comment, Registrant has removed the sector risk from the list of principal risks.

Comment 8 – It was noted that the “Principal Risks of Investing in the Fund” for the Quality Growth Fund, the Value Fund and the Informed Investors Fund do not include the risk of investing in small capitalization companies notwithstanding statements in the description of investment strategy the effect that the Funds may invest in small and medium capitalization companies [e.g., “The Fund only invests in companies that have a minimum capitalization of $250 million ...,” “… U.S. companies (those with market capitalizations of $1 billion or more) …,” and “focuses on medium and large capitalization U.S. companies …,” respectively].  In response to this comment, Registrant has included a “Capitalization Risk” in the list of principal risks for these Funds.

Comment 9 – It was noted, in respect to each Fund’s discussion of Management, that the required statement concerning board approval of the Adviser’s investment advisory agreement did not also reference the sub-advisory agreement.  Item 5(a)(1)(iii) calls for “… a discussion regarding the basis for the board of directors approving any investment advisory contract of the Fund is available in the Fund’s annual or semi-annual report to shareholders, as applicable, and providing the period covered by the relevant annual or semi-annual report.” (Emphasis supplied)  In response to this comment, Registrant has reviewed the discussions of each advisory and sub-advisory agreement to ensure that the required reference is included; and, in particular, that all parties to the agreements are identified and the period covered by the report has been updated.

Comment 10 – With respect to page 14 of the Statement of Additional Information (“SAI”) it was noted that the first sentence after the sub-heading “Fundamental Limitations” [“Each Fund’s investment object is fundamental.”] was inconsistent with statements in the prospectus.  In response to this comment, Registrant has deleted the sentence.

Comment 11 -- With respect to page 15 of the SAI it was noted that the “Concentration” policy in the list of “Fundamental Limitations” included a second paragraph discussing a non-fundamental recently adopted by the Trust to facilitate compliance with the fundamental concentration policy and to avoid disclosure issues concerning specific industries or groups of related industries.  In response to this comment, Registrant has moved the non-fundamental concentration policy to the list of “Non-Fundamental Limitations” on page 16 of the SAI.

Monteagle Funds PEA No, 36
Securities and Exchange Commission
November 9, 2009

Additional Items

Item 1 -- As we discussed, the minimum account size for the institutional class of shares (Class I shares) has been increased from $50,000 to $100,000.

Item 2 -- Several changes have been made to the terms of the offering relating to payments to financial intermediaries and brokers.

(1) The part on page 61 of the prospectus entitled “Distribution Related Payments” covering authority to pay financial intermediaries has been deleted.

(2) There will be no contingent deferred sales charges (“CDSCs”).  The CDSC related to the Class C shares has been changed to a redemption fee -- a fee which is paid to the Fund, not a broker.  All references/sentences calling for a CDSC on $1,000,000 purchases redeemed within one year have been deleted.  Discussions such as page 58 of the prospectus which included the CDSC have been adjusted accordingly.

(3) Any reference to a sales load on the Class C shares was erroneous and has been deleted.

(4) The reference to Class C shares automatically converting to Class A shares in the part formerly sub-titled “Class C Shares Sales Charges” on page 58 of the prospectus was erroneous and has been deleted.

Item 3 -- With respect to page 43 of the SAI, under the heading “NAV Determination,” the discussion has been expanded.  It now includes, among other things, a discussion of the use of pricing services.

Item 4 -- With respect to page 16 of the SAI, the statement of the “Short Sale” policy in the list of “Non-Fundamental Limitations” has been expanded to avoid confusion between the prohibition of short sales and the use of ETFs as described in the Informed Investor Funds’ prospectus disclosures.  In addition, the discussion of “Temporary Defensive Position” on page 2 of the SAI has been expanded to cover index ETFs that are inversely correlated to the market.

Item 5 -- In the Informed Investors Fund’s prospectus disclosure of its Temporary Defensive Position the second and third paragraphs have been deleted.  The sentences repeated statements made in the preceding paragraph.

Monteagle Funds PEA No, 36
Securities and Exchange Commission
November 9, 2009

Item 6 – As we discussed on November 4th, Registrant has decided to not offer Class A and Class C shares of the Large Cap Growth Fund at this time.  Accordingly, the Large Cap Growth Fund Class A and Class C shares have been removed from the combined prospectus.

Closing

If you have any questions, comments, or desire further information, contact me at (325 669-8023 any time or Trust counsel, Charles W. Lutter, Jr. (“Chuck”), at (210) 496-5438.

Sincerely,
MONTEAGLE FUNDS

/S/

Paul B. Ordonio, JD